July 13, 2010

Mr. Kevin Stertzel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Stertzel:

Re:	Vermilion Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
Your File Number: 0-50832

This letter is in response to your comment letter dated June 28, 2010 regarding the Form 40-F for the year ended December 31, 2009, filed by Vermilion Energy Trust (“the Trust” or “Vermilion”).  For your convenience, we have reproduced in italics each of your comments below followed by our respective response.

We note your disclosures regarding the composition of your future income tax assets and liabilities.  Please clarify the following:

•	Please explain the change in future income tax assets relative to asset retirement obligations and capital assets in 2009 compared to 2008. Clarify why these amounts were zero in 2008.

Response:

With regards to the disclosure of future income tax assets and liabilities associated with asset retirement obligations, we acknowledge that the comparative figures for 2008 should have reflected a liability amount of $40.5 million and an asset amount of $35.9 million rather than the net liability as presented.

When preparing the income tax disclosures for Vermilion’s 2009 annual financial statements, the Trust noted that the manner in which this specific disclosure was presented was not as precise as desired.  Accordingly, for 2009, the Trust improved the manner in which this information was presented.

Please note that the amounts reported for future income tax assets and liabilities on the Trust’s consolidated balance sheet for 2008 are correct. When calculating the amounts presented on the consolidated balance sheet, Vermilion employed the same methodology described further in this letter to net, by taxable entity, future income tax assets and future income tax liabilities to the extent that individual items were of the same current or non-current classification.

The Trust did not retroactively adjust the 2008 disclosures as it did not consider that such an adjustment would be material.  SAB Topic 1.M makes reference to FASB Concept Statement 2 which states, in part, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  Management concluded that it is highly unlikely that the judgment of a reasonable person relying on Vermilion’s financial statements would have been changed or influenced as a result of the Trust not adjusting its 2008 financial statement notes for this improvement to the Trust’s income tax disclosures.

In arriving at this conclusion, the Trust noted that the amount presented on the consolidated balance sheet was correct and the issue at hand was strictly limited to gross versus net presentation of one element of the supporting note disclosure.  The issue had no impact on Vermilion’s net income, cash flows or the capital metrics used by the Trust and its investors. Further, future income taxes are not a key performance indicator used by Vermilion’s Management or analysts which cover the Trust.

The change related to the future income taxes associated with capital assets is due to the acquisition of an interest in the Corrib gas field (please see Note 4(a) of our 2009 annual report for additional information.)  The tax basis of the assets acquired exceeded the portion of the allocated purchase cost resulting in a future income tax asset related to capital assets.  In Vermilion’s other tax jurisdictions, capital assets have generally resulted in future income tax liabilities and as such, there was no future income tax assets related to capital assets in 2008.

•	Please explain why your sub-total for “Non-current future income tax asset” is zero in 2008.

Response:

The increase in non-current future income tax assets from zero in 2008 to $119.7 million in 2009 is related to the following:

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The aforementioned 2009 acquisition of the interest in the Corrib gas field resulted in non-current future income tax assets related to capital assets, asset retirement obligations and non-capital losses which Management determined were more likely than not to be realized.  This resulted in a non-current future income tax asset of $89.5 million associated with that tax jurisdiction and there were no associated non-current future income tax liabilities for that tax jurisdiction to offset this amount.

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The non-current future income tax position of Vermilion’s taxable Canadian entity changed from a net liability position in 2008 to a net asset position in 2009 as a result of the generation of additional non-capital losses in that entity (which Management concluded were more likely than not to be realized).

•	Please clarify for us how the components of your future income tax assets and liabilities net to the asset and liability subtotals you present in your note.

Response:

For each taxable entity, Vermilion nets current future income tax assets with current future income tax liabilities and non-current future income tax assets with non-current future income tax liabilities as prescribed by CICA Handbook Section 3465 paragraph 88.

Specifically, Vermilion compiles a table which, by taxable entity, schedules the various classifications of current future income assets and liabilities and the non-current future income tax assets and liabilities.  The sum of the assets for each type of classification and the sum of the liabilities for each classification are disclosed.  This is further reconciled to the columnar totals by entity of the net current future income taxes and the net non-current future income taxes for disclosure.  The following table illustrates the manner in which Vermilion prepared the disclosure for its December 31, 2009 financial statements.  Please note that the table is presented in thousands of Canadian dollars:

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Taxable Entity Jurisdiction	Canada	France	Netherlands	Australia	Ireland	Consolidated

Current Assets

Current Liabilities
Derivative Instruments	(683)	-	-	-	-	(683)
Total	(683)	-	-	-	-	(683)

Non-Current Assets
Partnership deferral	12,449	-	-	-	-	12,449
Capital assets	-	-	-	-	67,403	67,403
Other	-	-	-	1,298	-	1,298
Non-capital losses	46,537	-	-	-	19,608	66,145
Asset retirement obligation	18,141	-	1,448	11,140	2,493	33,222
Share issue costs	2,011	-	-	-	-	2,011

Non-Current Liabilities
Derivative instruments	-	(3,663)	-	-	-	(3,663)
Capital assets	(47,838)	(152,002)	(16,252)	(7,826)	-	(223,918)
Asset retirement obligation	-	(41,602)	-	-	-	(41,602)
Basis difference of investments	(1,090)	-	-	-	-	(1,090)
Unrealized foreign exchange	-	-	-	(11,305)	-	(11,305)
Total	30,210	(197,267)	(14,804)	(6,693)	89,504	(99,050)
Grant Total						(99,733)

Net Presentation	Canada	France	Netherlands	Australia	Ireland	Total
Current FIT Asset	-	-	-	-	-	-
Non-Current FIT Asset	30,210	-	-	-	89,504	119,714

Current FIT Liability	(683)	-	-	-	-	(683)
Non-Current FIT Liability	-	(197,267)	(14,804)	(6,693)	-	(218,764)
Control Total Check						(99,733)

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated June 28, 2010.  Further, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Yours truly,

VERMILION ENERGY TRUST

(“Curtis W. Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

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